EXHIBIT 4.7

REVOLVING NOTE

$7,500,000	December 29, 2005

        FOR VALUE RECEIVED, UNIQUESCREEN MEDIA, INC., a Delaware corporation (the “Borrower”) promises to pay to the order of EXCEL BANK MINNESOTA, a Minnesota state banking corporation (the “Bank”) at its main office in Minneapolis, Minnesota or at such other place as may be designated from time to time by the bolder hereof, in lawful money of the United States of America, the principal sum of Seven Million Five Hundred Thousand Dollars ($7,500,000) or so much thereof as has been advanced by the Bank to or for the benefit, of the Borrower pursuant to that certain Credit Agreement, dated as of the date hereof, as amended from time to time, between the Borrower and the Bank (the “Agreement”) and remains unpaid, together with interest on the unpaid principal balance hereof from the date hereof until this Note is fully paid, at an annual rate of interest, calculated on the basis of actual number of days elapsed in a 360 day year, that shall at all times be equal to the Revolving Interest Rate, as provided in the Agreement, each change in the interest rate herein to become effective on the day the corresponding change in the Revolving Interest Rate becomes effective.

        This Note is payable as follows: (i) interest accruing on this Note shall be due and payable on the last day of each month, commencing January 31, 2006, and at maturity or earlier prepayment in full; and (ii) the principal of this Note and all accrued interest shall be due and payable on December 31, 2008. The Borrower may prepay at anytime and from time to time, all or any portion of the balance from time to time remaining on this Note, without penalty or premium. Payments hereunder shall be applied first to the payment of accrued interest and then to the reduction of principal.

        This Note is secured by the Security Agreement and other Loan Documents, referred to in the Agreement, and is issued pursuant to and is subject to the Agreement which, among other things provides for acceleration of the maturity hereof upon the occurrence of an Event of Default, as defined in the Agreement.

        The Borrower agrees to pay all costs of collection; including reasonable attorneys’ fees, in the event this Note is not paid when due. This Note is being delivered in, and shall be governed by, the laws of the State of Minnesota. Presentment or other demand for payment, notice of dishonor and protest are expressly waived.

UNIQUESCREEN MEDIA, INC. By: —————————————— John B. Brownson Its Chief Operating Officer and Chief Financial Officer